UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Fairchild Semiconductor International, Inc.

(Names of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva, Esq.

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David C. Karp, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Items 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Fairchild Semiconductor International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 4, 2015, as amended and supplemented on December 8, 2015 and December 14, 2015 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Falcon Operations Sub (“Acquisition Sub”), a wholly owned subsidiary of ON Semiconductor Corporation (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $.01 per share (the “Shares”), for $20.00 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

1.	Item 4 of the Schedule 14D-9 is hereby further amended by deleting the last sentence of the fourth paragraph under the subsection entitled “Additional Information Concerning the Forecasts” in its entirety.

Item 8.  Additional Information to be Furnished.

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraph at the end of Item 8 under the subsection entitled “Litigation Concerning the Offer” as follows:

On December 16, 2015, a purported stockholder in the Company filed a complaint challenging the Offer and the Merger in the Superior Court of the State of California, County of Santa Clara. The complaint is captioned Cody Laidlaw v. Fairchild Semiconductor International, Inc., et al., Case No. 15-cv-289120. The complaint lists as defendants the Company, the Board, Goldman Sachs and unnamed representatives of Goldman Sachs. The complaint alleges that the Board has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and that the Company and the Board have failed to provide the Company’s stockholders with all material information needed to make an informed decision whether to tender their Shares. The complaint further alleges that Goldman Sachs and its unnamed representatives have aided and abetted the Board’s purported breaches of fiduciary duty. As relief, the complaint seeks, among other things, an injunction against the Offer and the Merger and an award of attorneys’ fees and costs. The Company believes that the suit is without merit.

Item 9.  Material to be Filed as Exhibits.

1.	Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) the Exhibit as follows:

(a)(5)(D)	Complaint filed by Cody Laidlaw on behalf of himself and all others similarly situated, on December 16, 2015, in the Superior Court of the State of California in and for the County of Santa Clara.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 2015

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

By:	/s/ Paul D. Delva
Name:	Paul D. Delva
Title:	Senior Vice President, General Counsel and Corporate Secretary